UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2012

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road,

Brentford,

Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-172621) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc

Results Announcement for the first quarter 2012

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Exchange rates

The Group operates in many countries and earn revenues and incur costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations were the US Dollar, the Euro and the Japanese Yen.

Core results

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of these items. GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers. Reconciliations of core results to total results are set out in ‘Unaudited core results reconciliations’ on page 25.

CER growth

In order to illustrate underlying performance, it is our practice to discuss our results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Brand names and partner acknowledgements

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described in ‘Cautionary statement regarding forward-looking statements’ on page 27.

The following are extracts from recent London Stock Exchange Announcements and general press releases issued by GSK:

Issued as a Stock Exchange Announcement: Thursday 19 April 2012, London UK

GlaxoSmithKline plc (LSE: GSK) today confirms that it made an offer to the Board of Directors of Human Genome Sciences (HGS, NASDAQ: HGSI) on 11 April proposing to acquire all of the outstanding shares of HGS for US$13.00 per share in cash, representing a 81 percent premium to yesterday’s closing share price.

Issued as a press release: Thursday 26 April 2012, Philadelphia

GlaxoSmithKline plc (GSK) announced today that the U.S. Food and Drug Administration (FDA) has approved Votrient (pazopanib) for the treatment of patients with advanced soft tissue sarcoma who have received prior chemotherapy. The U.S. label contains the following limitations: The efficacy of Votrient for the treatment of patients with adipocytic STS or gastrointestinal stromal tumors has not been demonstrated.

Issued as a press release: Friday 27 April 2012, London UK

GlaxoSmithKline plc (GSK) announced today that the European Commission has granted marketing authorisation for Nimenrix (Meningococcal group A, C, W-135 and Y conjugate vaccine) for active immunisation against invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W-135 and Y.

Group turnover review

	Q1 2012
	£m	Growth CER%
Pharmaceuticals	4,546	2
Vaccines	758	1

Pharmaceuticals and Vaccines	5,304	2
Consumer Healthcare	1,336	1

	6,640	2

	Q1 2012
	£m	Growth CER%
Pharmaceuticals and Vaccines
– US	1,784	9
– Europe	1,295	(6)
– EMAP	1,052	2
– Japan	549	4
– ViiV Healthcare	334	(5)
– Other trading and unallocated pharmaceuticals	290	(5)

Pharmaceuticals and Vaccines	5,304	2
Consumer Healthcare	1,336	1

	6,640	2

Total Group turnover for Q1 2012 increased 2%, to £6,640 million. Pharmaceuticals turnover was up 2% primarily reflecting continued pressure from the implementation of government austerity measures in Europe as well as slower growth in Emerging Markets/Asia Pacific (‘EMAP’) driven particularly by continued disruption in the Middle East, but also some broader sensitivity to a more challenging economic environment in a number of EMAP markets. Vaccines was also impacted by similar pressures in Europe and EMAP as well as phasing of tenders and a demanding comparator. Consumer Healthcare turnover increased 1% to £1,336 million. Excluding the non-core OTC brands identified in 2011 for divestment, turnover increased 7%, reflecting growth across all categories and regions.

In the US, Pharmaceuticals and Vaccines turnover growth was 9%. Pharmaceuticals turnover growth reflected incremental revenue related to the conclusion of the co-promotion agreement for Vesicare together with growth in Advair and Lamictal as well as an encouraging performance from new products, particularly in oncology. Turnover growth was adversely impacted by the decline of a number of older, genericised products and the loss of Zovirax sales following disposal of the North American rights in Q1 2011. Sales of Vaccines in the US were down 6%, in part reflecting variations in the timing of vaccine shipments and an adverse comparison with Q1 2011 which included a CDC stockpile order that did not recur this quarter.

Europe Pharmaceuticals and Vaccines markets remained challenging and despite good progress on new launches in a number of therapeutic areas, particularly cardiovascular/urogenital and oncology, turnover declined 6% primarily reflecting the impact of price cuts, which lowered sales by approximately 4.5 percentage points. Sales in the region were also impacted by generic competition to older products and a mild flu season. Vaccines sales continued to be affected by austerity measures as well as tender phasing in the quarter and declined 3% to £225 million.

EMAP also saw some pricing pressures but sales were most significantly affected by ongoing instability in the Middle East/Africa region (£267 million, -6%) and the phasing of vaccine tenders. Pharmaceuticals grew 6% primarily reflecting stronger growth in respiratory sales as prior year price cuts annualised, offset by weaker sales of anti-bacterials, which were impacted by a mild flu season and also the effect of stocking patterns following supply interruptions in late 2011. Vaccines declined 9% as a result of the expected adverse comparison with Q1 2011, which benefited from strong tender shipments.

Overall, Pharmaceuticals and Vaccines sales in the region rose 2%, with growth generated across a broad number of markets and businesses.

Japan Pharmaceuticals and Vaccines turnover grew 4%, with a strong contribution from Cervarix and an encouraging performance from a number of new products including Lamictal, Avodart and Promacta. Respiratory products fell 7% primarily reflecting comparison with a particularly strong allergy season in Q1 2011.

ViiV Healthcare turnover declined by 5% as the effect of recent launches of generic competitors in the US to Combivir and Epivir offset the growth of newer products.

Consumer Healthcare turnover grew 1% in the quarter, but excluding the sales of the non-core OTC brands identified in 2011 for disposal, Consumer Healthcare turnover increased 7%. This reflected continued strong contributions from Oral care (up 11%) and Nutrition (up 11%), together with an improved performance from Wellness (up 4%). On a regional basis, ongoing growth was broadly based with contributions from each of the US (up 8%), Europe (up 4%) and Rest of World (up 10%).

Pharmaceutical turnover

	Q1 2012
	£m	CER%
Respiratory	1,841	1
Anti-virals	184	(18)
Central nervous system	401	1
Cardiovascular and urogenital	728	34
Metabolic	33	(60)
Anti-bacterials	318	(14)
Oncology and emesis	179	22
Dermatology	213	1
Rare diseases	106	(5)
ViiV Healthcare (HIV)	334	(5)
Other	209	(2)

	4,546	2

Respiratory

Q1 2012 (£1,841 million; +1%)

In the quarter, Respiratory sales increased 1%, as growth in the US and EMAP offset declines in Europe and Japan. Seretide/Advair sales increased 2%, primarily as a result of the 6% growth in the US. In addition, Xyzal sales, almost exclusively in Japan, more than doubled to £36 million. Ventolin sales increased 6% to £155 million but Zyrtec declined 26% to £24 million (Q1 2011 sales in Japan reflected a strong allergy season).

In the US, reported sales of Advair increased 6% to £630 million benefiting from variations in wholesaler and retailer stocking patterns. Adjusting for these, sales for the quarter grew approximately 2% (7% volume decline offset by 9% positive impact of price and mix). Flovent, the leading single agent inhaled corticosteroid in the US market, grew 5% to £113 million.

The ICS/LABA combination market in the US (which includes Advair) declined approximately 2% in Q1 2012 compared with Q1 2011, which was caused in part by the FDA labelling change, implemented in 2010, required for all ICS/LABA combinations. Overall, the company has maintained its clear leadership position in the overall ‘controller’ class (LABA, ICS and anti-cholinergic products) despite new competition (combined market share of Advair and Flovent 49% in Q1 2012 compared with 52% in Q1 2011). Overall prescription volume in the controller class was flat in the quarter compared with Q1 2011. (All market growth and share data based on IMS Health data).

In the US, Respiratory sales also benefited from the strong performance of Ventolin, up 23% to £69 million. Reported growth in Q1 2012 reflected the impact of variations in wholesaler and retailer stocking patterns. Excluding this, sales for the quarter grew approximately 12% (4% volume plus 8% positive impact of price and mix).

European Respiratory sales were down 4% in the quarter reflecting the impact of price cuts as well as a relatively mild flu season. Seretide sales were down 4% to £375 million, reflecting the impact of price cuts.

In EMAP, Respiratory sales grew 9% in the quarter, with growth across most products in the portfolio. Seretide grew 9% to £98 million in the region with strong volume growth in many markets.

Anti-virals

Q1 2012 (£184 million; -18%)

Valtrex sales continued to decline (down 32% to £63 million) as a result of generic competition in the US and Europe. In addition, Zovirax sales were down 33% compared with Q1 2011 to £24 million, following disposal of the brand in North America in Q1 2011.

Central nervous system

Q1 2012 (£401 million; +1%)

In Central nervous system, strong growth of Lamictal (up 29% to £148 million), principally in the US and Japan, was offset by declines in a number of older generic products, but primarily Seroxat/Paxil (down 15% to £91 million).

Cardiovascular and urogenital

Q1 2012 (£728 million; +34%)

In the quarter, Cardiovascular and urogenital primarily benefited from incremental revenue related to the conclusion of the co-promotion agreement for Vesicare in the US (Q1 2012: £174 million, Q1 2011: £28 million) although there was also strong growth from Avodart, Lovaza and Levitra. The Avodart franchise grew 11% to £186 million in the quarter with growth driven by a strong contribution from the recent launch of the new combination product Duodart/Jalyn in Europe and of Avodart in EMAP and Japan. Lovaza grew 17% to £151 million, while Levitra sales more than doubled in the quarter to £33 million as GSK assumed full promotional rights to the brand in the US during 2011. Arixtra sales declined 34% as a result of generic competition in the US which began in Q3 2011.

Metabolic

Q1 2012 (£33 million; -60%)

The decline in Metabolic sales reflected the ongoing loss of sales of Avandia.

Anti-bacterials

Q1 2012 (£318 million; -14%)

Anti-bacterial sales declined in all segments in the quarter, partly as a result of a mild flu season but also due to the impact of some supply interruptions and stocking patterns in Q4 2011. Price cuts impacted the portfolio in Europe.

Oncology and emesis

Q1 2012 (£179 million; +22%)

Sales of new products Votrient, Promacta/Revolade and Arzerra together more than doubled to £72 million in the quarter, with growth in each of the US, Europe and EMAP.

Tykerb/Tyverb sales increased 15% to £60 million with strong growth in both the US and EMAP. Growth from new products and Tykerb was partly offset by the impact of generic competition to older products, including Hycamtin in Europe.

Dermatology

Q1 2012 (£213 million; +1%)

Sales growth in Europe and EMAP was offset by lower sales in the US, which in part reflected the impact of generic competition to Evoclin.

Rare diseases

Q1 2012 (£106 million; -5%)

A 26% decline in sales of Flolan, primarily in Europe, to £35 million was partly offset by growth of 27% in sales of Volibris.

ViiV Healthcare (HIV)

Q1 2012 (£334 million; -5%)

ViiV Healthcare sales declined by 5%, with the US down 11%, Europe down 2%, and EMAP up 12%. Sales growth in Epzicom/Kivexa (up 14% to £159 million) and Selzentry (up 26% to £29 million) were more than offset by a 23% decline in the mature portfolio, primarily as a result of generic competition in the US to Combivir and Epivir. The Epzicom/Kivexa sales growth reflects strong performances in both the US and Europe.

Vaccines turnover

	Q1 2012
	£m	CER%
Total Vaccines sales	758	1

Q1 2012 (£758 million, +1%)

The performance of Vaccines in the quarter reflected pressure from the implementation of government austerity measures in Europe and disruption in the Middle East, as well as phasing of tenders and a demanding comparator.

Cervarix sales continued to grow (up 17% to £131 million) with a particularly strong contribution from Japan, where sales increased 36% to £100 million reflecting the final stage of the catch-up vaccination programme started last year.

Boostrix sales increased 47% to £47 million, with growth in all the regions where it has been launched. In the US (up 40% to £21 million) the product is benefiting from being the only vaccine for use in adults of 65 and older for active immunisation against tetanus, diphtheria and whooping cough.

Sales of hepatitis vaccines declined in the US (down 11% to £63 million) due to reduced public funding of adult hepatitis vaccines and the return to the market of a previously out-of-stock competitor. Europe hepatitis vaccines sales were down 7% to £48 million, due in part to government austerity measures. Sales of hepatitis vaccines in EMAP grew 44% to £25 million.

Synflorix sales fell 3% to £73 million as a result of tender phasing in both Europe and EMAP.

Rotarix sales fell 1% to £76 million as a result of variations in customer buying patterns in the US and EMAP. Rotarix achieved sales in Japan of £7 million in the quarter following its recent launch.

Sales from new pharmaceutical and vaccine launches

	Q1 2012
	£m	CER%
Arzerra	12	33
Benlysta	9	—
Duodart/Jalyn	34	>100
Lamictal XR	34	48
Potiga/Trobalt	1	—
Prolia	5	>100
Promacta	27	>100
Requip XL	28	(15)
Synflorix	73	(3)
Treximet	12	(14)
Volibris	28	27
Votrient	33	100
Others	4

	300	31

New products are those launched in the last five years (2008 to 2012 inclusive). Since the Q4 2011 Preliminary Announcement, products launched in 2007 have been removed from the list. Total sales of new products were £300 million, grew 31% in Q1 2012 and represented 6% of Pharmaceuticals and Vaccines turnover.

Benlysta for lupus has now been launched in the US and most European markets. GSK turnover of £9 million in the quarter reflects the share of gross profit in the US and total sales in all other markets.

Trobalt as an adjunctive (add-on) treatment of partial onset seizures continues to be launched throughout Europe (£1 million). The product has been approved by the FDA under the brand name of Potiga, and following the FDA recommended scheduling by the US Drug Enforcement Administration, will be launched in late April.

Unaudited Pharmaceuticals and Vaccines turnover

Three months ended 31 March 2012

	Total		US		Europe		EMAP		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,841	1	848	6	501	(4)	198	9	294	(6)
Avamys/Veramyst	69	(4)	14	(7)	17	6	13	30	25	(19)
Flixonase/Flonase	42	(13)	7	>100	8	—	11	10	16	(42)
Flixotide/Flovent	199	(2)	113	5	34	(10)	13	(13)	39	(8)
Seretide/Advair	1,252	2	630	6	375	(4)	98	9	149	(1)
Serevent	38	(27)	13	(38)	17	(18)	1	(50)	7	(14)
Ventolin	155	6	69	23	33	(6)	41	8	12	(33)
Xyzal	36	>100	—	—	—	—	4	33	32	>100
Zyrtec	24	(26)	—	—	—	—	9	29	15	(42)
Anti-virals	184	(18)	11	(70)	22	(12)	85	8	66	(21)
Hepsera	29	—	—	—	—	—	22	—	7	—
Zovirax	24	(33)	1	(91)	6	(14)	9	29	8	(27)
Valtrex	63	(32)	7	(68)	10	(8)	8	—	38	(27)
Zeffix	58	—	2	(50)	5	(17)	45	8	6	—
Central nervous system	401	1	124	19	102	(13)	74	—	101	(1)
Imigran/Imitrex	44	(14)	15	(29)	17	6	1	(50)	11	(9)
Lamictal	148	29	84	57	29	(9)	17	(6)	18	70
Requip	45	(13)	9	(10)	21	(30)	3	—	12	30
Seroxat/Paxil	91	(15)	—	(100)	14	(6)	20	(13)	57	(16)
Treximet	12	(14)	12	(14)	—	—	—	—	—	—
Wellbutrin	20	5	4	33	10	10	6	40	—	<100
Cardiovascular and urogenital	728	34	492	46	131	7	68	26	37	29
Arixtra	48	(34)	16	(64)	24	4	6	50	2	—
Avodart	186	11	76	(1)	55	14	20	40	35	28
Coreg	35	(8)	35	(8)	—	—	—	—	—	—
Fraxiparine	61	15	—	—	41	10	20	33	—	—
Lovaza	151	17	150	17	—	—	—	—	1	—
Vesicare	174	>100	174	>100	—	—	—	—	—	—
Metabolic	33	(60)	(12)	<(100)	6	(53)	15	7	24	(18)
Avandia products	(8)	<(100)	(12)	<(100)	—	—	2	(50)	2	(67)
Anti-bacterials	318	(14)	6	(68)	121	(19)	171	(2)	20	(25)
Augmentin	153	(16)	—	(100)	62	(15)	83	(13)	8	(18)
Oncology and emesis	179	22	70	19	62	14	29	67	18	6
Arzerra	12	33	9	29	3	—	—	—	—	100
Promacta	27	>100	11	83	8	>100	2	—	6	>100
Tyverb/Tykerb	60	15	17	31	23	—	13	75	7	(29)
Votrient	33	100	16	33	13	>100	4	—	—	—
Dermatology	213	1	59	(6)	39	5	95	11	20	(28)
Bactroban	30	7	11	—	7	—	9	25	3	—
Duac	28	4	16	(6)	7	17	3	—	2	50
Rare diseases	106	(5)	22	(15)	32	(13)	9	(10)	43	11
Flolan	35	(26)	8	(20)	7	(50)	—	—	20	(13)
Volibris	28	27	—	—	18	12	2	—	8	>100
Other pharmaceuticals	209	—	16	>100	54	(11)	98	(7)	41	—
Benlysta	9	—	8	—	1	—	—	—	—	—
Vaccines	758	1	148	(6)	225	(3)	210	(9)	175	34
Boostrix	47	47	21	40	12	33	5	>100	9	50
Cervarix	131	17	1	—	14	—	13	(41)	103	38
Fluarix, FluLaval	7	(22)	—	(100)	—	—	4	(20)	3	—
Hepatitis	153	(3)	63	(11)	48	(7)	25	44	17	—
Infanrix, Pediarix	161	1	37	(8)	92	4	14	(22)	18	42
Rotarix	76	(1)	26	(7)	10	—	28	(24)	12	>100
Synflorix	73	(3)	—	—	9	(31)	61	(3)	3	>100

	4,970	2	1,784	9	1,295	(6)	1,052	2	839	—

ViiV Healthcare (HIV)	334	(5)	138	(11)	138	(2)	28	12	30	—
Combivir	34	(51)	4	(87)	18	(33)	9	—	3	(20)
Epivir	13	(50)	2	(82)	6	(33)	2	(33)	3	—
Epzicom/Kivexa	159	14	60	16	72	14	9	29	18	6
Lexiva	31	—	17	—	10	(17)	3	>100	1	—
Selzentry	29	26	13	30	14	17	—	—	2	100
Trizivir	27	(10)	15	—	10	(15)	—	—	2	(50)

	5,304	2

Consumer Healthcare turnover

The Consumer Healthcare business recorded turnover growth of 1% in the quarter. Excluding the non-core OTC brands that were identified in 2011 for divestment, turnover grew 7% versus market growth of just under 4%.

The Group has now completed the sale of, or reached agreement to divest, non-core brands that had total 2011 sales of approximately £370 million. This includes the divestment of the North American brands (total 2011 sales of approximately £126 million) which was substantially completed at the end of January 2012 and the divestments expected to be completed in Q2 2012 of European brands (total 2011 sales of approximately £185 million) and international brands (total 2011 sales of approximately £60 million).

Wellness sales were down 8%, but excluding the non-core brands identified for divestment, the category gained 4%, driven by growth of 6% in gastrointestinal health products. The Panadol Pain business grew 3%, impacted by a relatively mild flu season. The smoking control franchise grew 3% behind strong lozenge growth in the US and Europe.

Oral care sales were up 11%. The Sensodyne Sensitivity and Acid Erosion business, up 22% to £186 million, continued its strong growth across all markets, driven by Sensodyne Repair and Protect and Sensodyne Pronamel. Sensodyne registered its twelfth consecutive quarter of double-digit sales growth.

Nutrition sales grew 11% in the quarter. Excluding the acquisition of Maxinutrition, which completed in Q1 2011, sales grew 9%. The category performance was driven by strong growth of 16% in developing markets, particularly of Horlicks in India (up 17%), combined with an improved performance from Lucozade (up 9%), which returned to growth in Europe and also had very strong growth in developing markets of 31%.

Skin health sales fell 6%, as growth of Zovirax OTC in Europe and Bactroban OTC in China was more than offset by reported declines of other brands, including Abreva, impacted by some stocking patterns, and Hinds, affected by competitor activity in Mexico.

Excluding the non-core brands, the US registered strong growth of 8% in the quarter, driven by Sensodyne and Tums. In Europe, sales declined 3%, but excluding the non-core brands grew 4%, driven by strong results in southern Europe (up 5%) and Central and Eastern Europe (up 5%). The Rest of World markets grew 10%, excluding the non-core OTC brands, with strong results from India, China, the Middle East and Africa and Japan.

The company continues to plan to divest alli. As previously stated, the process to divest alli has been delayed pending the resolution of a temporary third party supply interruption. No product was shipped in the quarter. Sales of alli in Q1 2011 and the full-year 2011 were £31 million and £93 million, respectively.

	Q1 2012
	£m	CER%	Growth excluding non-core OTC products CER%
Turnover
Total wellness	539	(8)	4
Oral care	462	11	11
Nutrition	269	11	11
Skin health	66	(6)	(6)

Total	1,336	1

Turnover
US	229	(7)	8
Europe	467	(3)	4
ROW	640	8	10

Total	1,336	1

Phase III/Registration Pharmaceuticals and Vaccines pipeline update

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement. There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: 2402968, 642444+573719 (LABA/LAMA), albiglutide, dabrafenib (BRAF, 2118436), dolutegravir, IPX066, MAGE-A3 (event driven), migalastat HCl, RTS,S, otelixizumab, Promacta, Relovair, trametinib (MEK, 1120212), Tykerb, Votrient.

Phase III data were announced during 2011 (up to Q4 results announcement in February 2012) from studies on IPX066, otelixizumab, Votrient, Promacta, Relovair, Mosquirix, Tykerb, albiglutide and trametinib.

Since Q4 2011 GSK has announced the following:

•	seven of the eight ‘Harmony’ Phase III studies investigating the use of albiglutide in type 2 diabetes have reported in-house and the data support progression towards regulatory filing;

•	dabrafenib (BRAF) BREAK-3 study data are in-house and sufficient to file;

•	dolutegravir SPRING-2 study data, showing non-inferiority to raltegravir;

•	completion of the Relovair registration programme and topline results from Relovair vs Advair Phase III studies in COPD.

Of the 15 assets with Phase III data expected by the end of 2012, eleven have now reported data. Five of the 15 assets have either filed or have sufficient data to file:

•	Votrient sarcoma (filed);

•	Relovair (asthma and COPD);

•	Promacta Hep C;

•	trametinib (MEK);

•	dabrafenib (BRAF).

We have plans to begin a Phase III trial of the combination of MEK and BRAF in metastatic melanoma in the next few months.

Overall, by the end of 2012, GSK expects more than 15 further Phase III read-outs on the ongoing assets and expects Phase III registration programmes to complete for four further products and indications: LABA/LAMA, albiglutide, dolutegravir and Mosquirix. The MAGE-A3 studies are event driven and data are now expected in 2013.

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III	Recruitment complete.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
albiglutide	Type 2 diabetes	Ph III	Ph III	Announced topline results received from 7 of the 8 ‘Harmony’ Phase III studies on 3 April 2012 - data support progression towards filing.
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
Horizant	Post-herpetic neuralgia	Filed Aug 2011	n/a
IPX066	Parkinson’s disease	n/a	Ph III	EU filing strategy under review.

Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C	Ph III	Ph III	Preparing to file.
	CLD	Ph III	Ph III	Decision not to progress with this indication.
Votrient (pazopanib)	Sarcoma	Filed Jun 2011	Filed Jul 2011	Positive FDA Advisory Committee vote on 20 March 2012. FDA Action Date is 28 April 2012. (see page 1)
	Ovarian	Ph III	Ph III
Tykerb/Tyverb	Metastatic breast cancer – dual blockade	Filed Feb 2012	Filed Feb 2012	Announced filing in US and EU for use in combination with trastuzumab and withdrawal of EU file in combination with paclitaxel on 16 February 2012.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
trametinib (1120212, MEK inhibitor)	Metastatic melanoma	Ph III	Ph III	Preparing to file.
dabrafenib (2118436, BRaf inhibitor)	Metastatic melanoma	Ph III	Ph III	Positive data reported in-house from Phase III BREAK-3 study in March 2012. Preparing to file.
Respiratory & Immuno-inflammation		US	EU	News update in the quarter
Relovair (‘444+’698)	COPD	Ph III	Ph III	Announced data from head-to-head studies vs Advair in COPD on 23 March 2012. Progressing to file in US & EU in mid-2012.
	Asthma	Ph III	Ph III	Announced completion of registration programme on 23 March 2012. Progressing to file in mid 2012 in EU. US asthma filing strategy under review.
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
‘444+’719	COPD	Ph III	Ph III
‘698	Asthma	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
2402968	Duchenne muscular dystrophy		Ph III
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Filed Mar 2011	Positive opinion from CHMP on 17 February 2012. (see page 1)
MAGE-A3	Melanoma	Ph III	Ph III	Recruitment completed in both event driven trials. Key data expected in 2013.
	NSCLC	Ph III	Ph III
Quadrivalent flu	Influenza prophylaxis	Filed Feb 2012	Filed Mar 2012	Announced US & EU filings 5 March 2012.
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III	Announced positive headline data from SPRING-2 study showing non-inferiority of dolutegravir vs raltegravir on 2 April 2012.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

Financial review

Operating profit

	Q1 2012
	Total results £m	Core adjustments	Core results £m	Core % of turnover	Core growth CER %
Turnover	6,640		6,640	100	2

Cost of sales	(1,810)	99	(1,711)	(25.8)	(2)
Selling, general and administration	(2,130)	92	(2,038)	(30.7)	2
Research and development	(971)	79	(892)	(13.4)	4
Royalty income	72		72	1.1	—
Other operating income	236	(236)	—

Operating profit	2,037	34	2,071	31.2	3

Earnings per share	26.7p	0.6p	27.3p		7

Total operating profit and total earnings per share

Total operating profit was £2,037 million compared with £2,035 million in 2011. This included £81 million of restructuring charges (Q1 2011: £135 million), intangible amortisation of £104 million (Q1 2011: £111 million), intangible impairments of £52 million (Q1 2011: £8 million), legal costs of £33 million (Q1 2011: £nil) and other operating income, including the profit on disposal of the North American non-core OTC brands, of £236 million (Q1 2011: £245 million). More significant differences arose, however, on total profit after tax and total EPS, primarily reflecting the disposal of the Group’s interests in Quest Diagnostics in Q1 2011. Total EPS was 26.7p compared with 30.0p in Q1 2011.

Restructuring programme

The Operating Excellence restructuring programme remains on track to deliver £2.8 billion of annual savings by 2014. Costs of £81 million were charged in the quarter (Q1 2011: £135 million).

Core operating profit

Core operating profit was £2,071 million, a 3% increase in CER terms on a turnover increase of 2% reflecting improved operating leverage. The operating margin improved by 0.2 percentage points to 31.2% compared with Q1 2011, primarily reflecting the benefits of net turnover growth and ongoing cost management offset by continued investments in R&D, new product launches and ongoing growth businesses.

Core cost of sales declined to 25.8% of turnover (2011: 27.0%). This primarily reflected the benefits of net turnover growth and ongoing cost management as well as lower inventory write-offs and a one-off royalty adjustment.

Core SG&A costs were 30.7% of turnover compared with 30.0% in 2011. This reflected continued investment in growth businesses and new product launches as well as the impact of higher exchange losses on settled intercompany transactions, partly funded by ongoing cost management, including savings from the Operational Excellence programme.

Core R&D expenditure grew 4% to £892 million (13.4% of turnover) compared with £856 million in 2011 (13.0% of turnover), reflecting increased investment in the late-stage pipeline.

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. R&D expenditure for Q1 2012 is analysed below.

	Q1 2012 £m	Q1 2011 £m
Discovery	185	198
Development	418	358
Facilities and central support functions	125	139

	728	695
Vaccines	125	125
Consumer Healthcare	39	36

Core R&D	892	856

Amortisation and impairment of intangible assets	77	42
Major restructuring costs	2	17

Total R&D	971	915

Taxation

Tax on core profits amounted to £495 million and represented an effective tax rate of 25.9% (2011: 27.2%). The charge for taxation on total profits amounted to £489 million and represented an effective tax rate of 26.0% (2011: 35.7%). The Group’s balance sheet at 31 March 2012 included a tax payable liability of £1,711 million and a tax recoverable asset of £87 million.

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2011. There have been no material changes to tax matters since the publication of the Annual Report.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Core net finance expense and core earnings per share

Core net finance expense decreased slightly to £168 million from £174 million in 2011. This reflected relatively stable levels of net debt as the Group’s strong cash generation funded share repurchases of £218 million and increased dividend payments.

Core EPS of 27.3p increased 7% in CER terms and 5% in sterling terms reflecting the strengthening of Sterling against the Euro and higher exchange losses on settled inter-company transactions, partly offset by the weakness of Sterling against the US Dollar and Japanese Yen.

Core adjustments

The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q1 2012			Q1 2011
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
Core results	2,071	1,418	27.3	2,044	1,375	25.9

Intangible asset amortisation	(104)	(74)	(1.5)	(111)	(76)	(1.5)
Intangible asset impairment	(52)	(36)	(0.7)	(8)	(6)	(0.1)
Major restructuring costs	(81)	(63)	(1.3)	(135)	(114)	(2.2)
Legal costs	(33)	(28)	(0.6)	—	—	—
Other operating income/asset disposals	236	173	3.5	245	405	7.9

	(34)	(28)	(0.6)	(9)	209	4.1

Total results	2,037	1,390	26.7	2,035	1,584	30.0

Full reconciliations between core results and total results are set out in ‘Unaudited core results reconciliations’ on page 25 and the definition of core results is set out in ‘Core results’ on page 1.

Quarterly dividend

The Board has declared a first interim dividend of 17 pence per share (Q1 2011: 16 pence per share). The equivalent interim dividend receivable by ADR holders is 54.9100 cents per ADS based on an exchange rate of £1/$1.6150. The ex-dividend date will be 9 May 2012, with a record date of 11 May 2012 and a payment date of 5 July 2012.

Share repurchases

During the quarter, GSK repurchased 15.9 million shares (£226 million). GSK has also announced that it expects total share repurchases this year to be £2-£2.5 billion.

Net assets

The book value of net assets increased by £749 million from £8,827 million at 31 December 2011 to £9,576 million at 31 March 2012. This reflects a decrease in the pension deficit together with profits retained exceeding shares repurchased in the period. At 31 March 2012, the net deficit on our pension plans was £1,163 million compared with £1,476 million at 31 December 2011. The decrease in the deficit primarily arose from an increase in UK and US asset values.

The carrying value of investments in associates and joint ventures at 31 March 2012 was £626 million, with a market value of £933 million. Assets held for sale of £514 million at 31 March 2012 included £492 million related to the proposed disposal of the non-core OTC brands.

At 31 March 2012, the ESOP Trusts held 81 million GSK shares against the future exercise of share options and share awards. The carrying value of £430 million has been deducted from other reserves. The market value of these shares was £1,131 million.

During the quarter, the Group purchased £226 million of shares to be held as Treasury shares. At 31 March 2012, the company held 516.5 million Treasury shares at a cost of £6,887 million, which has been deducted from retained earnings.

Cash flow and net debt

	Q1 2012	Q1 2011
Net cash inflow from operating activities (£m)	1,012	987
Net debt (£m)	8,877	8,419

The net cash inflow from operating activities for the period was £1,012 million (Q1 2011: £987 million). Excluding legal settlements of £60 million (Q1 2011: £451 million), the net cash inflow from operating activities was £1,072 million, £366 million lower than in Q1 2011. This reflected a greater increase in working capital and a greater decrease in net liabilities compared with Q1 2011, together with higher tax payments.

At 31 March 2012, net debt was £8.9 billion, compared with £9.0 billion at 31 December 2011, comprising gross debt of £14.7 billion and cash and liquid investments of £5.8 billion. At 31 March 2012, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,723 million with loans of £1,561 million repayable in the subsequent year.

Financial information

Unaudited income statement

Three months ended 31 March 2012

	Q1 2012 £m	Q1 2011 (restated) £m
TURNOVER	6,640	6,585

Cost of sales	(1,810)	(1,872)

Gross profit	4,830	4,713

Selling, general and administration	(2,130)	(2,080)
Research and development	(971)	(915)
Royalty income	72	72
Other operating income	236	245

OPERATING PROFIT	2,037	2,035

Finance income	66	19
Finance expense	(234)	(193)
Profit on disposal of interest in associates	—	584
Share of after tax profits of associates and joint ventures	10	19

PROFIT BEFORE TAXATION	1,879	2,464

Taxation	(489)	(880)
Tax rate %	26.0%	35.7%

PROFIT AFTER TAXATION FOR THE PERIOD	1,390	1,584

Profit attributable to non-controlling interests	65	59
Profit attributable to shareholders	1,325	1,525

	1,390	1,584

EARNINGS PER SHARE	26.7p	30.0p

Diluted earnings per share	26.3p	29.6p

Unaudited statement of comprehensive income

	Q1 2012 £m	Q1 2011 £m
Profit for the period	1,390	1,584

Exchange movements on overseas net assets and net investment hedges	125	(6)
Fair value movements on available-for-sale investments	(8)	6
Deferred tax on fair value movements on available-for-sale investments	(5)	2
Reclassification of fair value movements on available-for-sale investments	—	(12)
Deferred tax reversed on reclassification of available-for-sale investments	—	1
Actuarial gains on defined benefit plans	295	31
Deferred tax on actuarial movements in defined benefit plans	(79)	(16)
Fair value movements on cash flow hedges	—	(2)
Deferred tax on fair value movements on cash flow hedges	(2)	—
Reclassification of cash flow hedges to income statement	—	2
Share of other comprehensive income/(expense) of associates and joint ventures	30	(8)

Other comprehensive income/(expense) for the period	356	(2)

Total comprehensive income for the period	1,746	1,582

Total comprehensive income for the period attributable to:
Shareholders	1,683	1,534
Non-controlling interests	63	48

	1,746	1,582

Unaudited balance sheet

	31 March 2012 £m	31 March 2011 £m	31 December 2011 £m
ASSETS
Non-current assets
Property, plant and equipment	8,616	9,020	8,748
Goodwill	3,659	3,712	3,754
Other intangible assets	7,605	8,580	7,802
Investments in associates and joint ventures	626	637	560
Other investments	573	687	590
Deferred tax assets	2,722	2,514	2,849
Derivative financial instruments	88	93	85
Other non-current assets	635	534	525

Total non-current assets	24,524	25,777	24,913

Current assets
Inventories	4,008	4,035	3,873
Current tax recoverable	87	51	85
Trade and other receivables	5,753	5,949	5,576
Derivative financial instruments	77	82	70
Liquid investments	203	170	184
Cash and cash equivalents	5,636	6,498	5,714
Assets held for sale	514	16	665

Total current assets	16,278	16,801	16,167

TOTAL ASSETS	40,802	42,578	41,080

LIABILITIES
Current liabilities
Short-term borrowings	(2,723)	(258)	(2,698)
Trade and other payables	(7,058)	(7,246)	(7,359)
Derivative financial instruments	(56)	(174)	(175)
Current tax payable	(1,711)	(1,604)	(1,643)
Short-term provisions	(2,985)	(3,829)	(3,135)

Total current liabilities	(14,533)	(13,111)	(15,010)

Non-current liabilities
Long term borrowings	(11,992)	(14,829)	(12,203)
Deferred tax liabilities	(824)	(732)	(822)
Pensions and other post-employment benefits	(2,775)	(2,608)	(3,091)
Other provisions	(497)	(784)	(499)
Derivative financial instruments	(2)	(5)	(2)
Other non-current liabilities	(603)	(622)	(626)

Total non-current liabilities	(16,693)	(19,580)	(17,243)

TOTAL LIABILITIES	(31,226)	(32,691)	(32,253)

NET ASSETS	9,576	9,887	8,827

EQUITY
Share capital	1,390	1,416	1,387
Share premium account	1,782	1,435	1,673
Retained earnings	3,956	4,985	3,370
Other reserves	1,648	1,235	1,602

Shareholders’ equity	8,776	9,071	8,032

Non-controlling interests	800	816	795

TOTAL EQUITY	9,576	9,887	8,827

Unaudited statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2012	1,387	1,673	3,370	1,602	8,032	795	8,827

Profit for the period			1,325		1,325	65	1,390
Other comprehensive income/ (expense) for the period			374	(16)	358	(2)	356

Total comprehensive income/ (expense) for the period			1,699	(16)	1,683	63	1,746

Distributions to non-controlling interests						(47)	(47)
Dividends to shareholders			(847)		(847)	—	(847)
Changes in non-controlling interests			11		11	(11)	—
Shares issued	3	109			112		112
Ordinary shares purchased and held as Treasury shares			(226)		(226)		(226)
Consideration received for shares transferred by ESOP Trusts				6	6		6
Shares acquired by ESOP Trusts				(39)	(39)		(39)
Write-down on shares held by ESOP Trusts			(95)	95			—
Share-based incentive plans			44		44		44

At 31 March 2012	1,390	1,782	3,956	1,648	8,776	800	9,576

At 1 January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period			1,525		1,525	59	1,584
Other comprehensive income/ (expense) for the period			13	(4)	9	(11)	(2)

Total comprehensive income/ (expense) for the period			1,538	(4)	1,534	48	1,582

Distributions to non-controlling interests						(108)	(108)
Dividends to shareholders			(816)		(816)		(816)
Changes in non-controlling interests						18	18
Forward contract relating to non-controlling interest				(30)	(30)		(30)
Shares issued		7			7		7
Ordinary shares purchased and cancelled or held as Treasury shares	(2)		(518)	2	(518)		(518)
Consideration received for shares transferred by ESOP Trusts				1	1		1
Shares acquired by ESOP Trusts				(28)	(28)		(28)
Write-down on shares held by ESOP Trusts			(32)	32			—
Share-based incentive plans			34		34		34

At 31 March 2011	1,416	1,435	4,985	1,235	9,071	816	9,887

Unaudited cash flow statement

Three months ended 31 March 2012

	Q1 2012 £m	Q1 2011 £m
Profit after tax	1,390	1,584
Tax on profits	489	880
Share of after tax profits of associates and joint ventures	(10)	(19)
Profit on disposal of interest in associates	—	(584)
Net finance expense	168	174
Depreciation and other non-cash items	240	130
Increase in working capital	(438)	(295)
Decrease in other net liabilities	(427)	(569)

Cash generated from operations	1,412	1,301
Taxation paid	(400)	(314)

Net cash inflow from operating activities	1,012	987

Cash flow from investing activities
Purchase of property, plant and equipment	(168)	(175)
Proceeds from sale of property, plant and equipment	10	17
Purchase of intangible assets	(87)	(94)
Proceeds from sale of intangible assets	390	220
Purchase of equity investments	(4)	(5)
Proceeds from sale of equity investments	1	14
Purchase of businesses, net of cash acquired	(14)	(240)
Investment in associates and joint ventures	(21)	(11)
Proceeds from disposal of subsidiary and interest in associate	—	1,044
Decrease in liquid investments	(25)	40
Interest received	19	23
Dividends from associates and joint ventures	29	2

Net cash inflow from investing activities	130	835

Cash flow from financing activities
Proceeds from own shares for employee share options	6	1
Issue of share capital	112	7
Shares acquired by ESOP Trusts	(39)	(28)
Shares purchased and cancelled or held as Treasury shares	(218)	(303)
Repayment of short-term loans	(2)	(4)
Increase in short-term loans	(8)	2
Net repayment of obligations under finance leases	(8)	(8)
Interest paid	(81)	(55)
Dividends paid to shareholders	(847)	(816)
Distributions to non-controlling interests	(47)	(108)
Other financing items	(100)	1

Net cash outflow from financing activities	(1,232)	(1,311)

(Decrease)/increase in cash and bank overdrafts in the period	(90)	511

Exchange adjustments	(26)	(39)
Cash and bank overdrafts at beginning of the period	5,606	5,807

Cash and bank overdrafts at end of the period	5,490	6,279

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	5,636	6,498
Overdrafts	(146)	(219)

	5,490	6,279

Notes to the unaudited condensed financial information

1.	Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2012 is prepared in accordance with IAS34, ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2011; both of which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2011.

As noted under ‘Segment information’ below, the segments for which turnover and operating profit are disclosed have been amended to reflect changes in the Group’s internal management structure together with certain changes to the therapeutic classifications of turnover by product. In addition, charges for amortisation and impairment of intangible assets related to marketed products are now reported in cost of sales rather than in SG&A. Comparative information has been restated accordingly. The adjustment for Q1 2011 increases cost of sales and decreases SG&A by £77 million.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31 December 2011 has been derived from the full Group accounts published in the Annual Report 2011, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

2.	Exchange rates

The results and net assets of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these transactions and the relevant exchange rates were:

	Q1 2012	Q1 2011	2011

Average rates:
US$/£	1.58	1.60	1.61
Euro/£	1.20	1.16	1.15
Yen/£	125	131	128

Period end rates:
US$/£	1.60	1.60	1.55
Euro/£	1.20	1.13	1.20
Yen/£	132	133	120

During Q1, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro compared with the same period in 2011. If exchange rates were to hold at these period end rates for the rest of 2012 and there were no further exchange gains or losses, the estimated adverse impact on 2012 sterling core EPS would be approximately 1%.

3.	Segment information

As announced on 28 March 2012, GSK has revised its segment information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2012. The Pharmaceuticals and Vaccines businesses in Emerging Markets and Asia Pacific (excluding Australasia) have been combined into one segment (EMAP). In addition, the classification of certain products has been changed in 2012, including

•	The transfer of OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to Consumer Healthcare in the US and Europe;

•	The creation of a Rare diseases therapy area; and

•	The transfer of Zovirax from the Dermatology therapy area to the Anti-virals therapy area.

Comparative information has been restated on a consistent basis.

Our operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. Our management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment

	Q1 2012 £m	Q1 2011 (restated) £m	Growth CER%
US	1,784	1,616	9
Europe	1,295	1,417	(6)
EMAP	1,052	1,050	2
Japan	549	506	4
ViiV Healthcare	334	353	(5)
Other trading and unallocated pharmaceuticals and vaccines	290	301	(5)

Pharmaceuticals and Vaccines	5,304	5,243	2
Consumer Healthcare	1,336	1,342	1

	6,640	6,585	2

Operating profit by segment

	Q1 2012 £m	Q1 2011 (restated) £m	Growth CER%
US	1,259	1,043	19
Europe	672	788	(11)
EMAP	311	335	(4)
Japan	342	310	4
ViiV Healthcare	239	203	19
Pharmaceuticals R&D	(689)	(662)	3
Other trading and unallocated pharmaceuticals and vaccines	(81)	(44)	66

Pharmaceuticals and Vaccines	2,053	1,973	5
Consumer Healthcare	236	245	(1)

Segment profit	2,289	2,218	4
Corporate and other unallocated costs and disposal profits	(218)	(174)	20

Core operating profit	2,071	2,044	3
Non-core items	(34)	(9)

Total operating profit	2,037	2,035	2

Finance income	66	19
Finance costs	(234)	(193)
Profit on disposal of interest in associates	—	584
Share of after tax profits of associates and joint ventures	10	19

Profit before taxation	1,879	2,464	(22)

4.	Weighted average number of shares

	Q1 2012 millions	Q1 2011 millions
Weighted average number of shares – basic	4,963	5,087
Dilutive effect of share options and share awards	72	52

Weighted average number of shares – diluted	5,035	5,139

At 31 March 2012, 4,962 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 5,073 million shares at 31 March 2011

5.	Dividends

	Paid/ payable	Pence per share	£m
2012
First interim	5 July 2012	17	844

2011
First interim	7 July 2011	16	814
Second interim	6 October 2011	16	809
Third interim	5 January 2012	17	847
Fourth interim	12 April 2012	21	1,042

		70	3,512
Supplemental	12 April 2012	5	248

		75	3,760

6.	Taxation

Tax on core profits amounted to £495 million and represented an effective tax rate of 25.9% (2011: 27.2%). The charge for taxation on total profits amounted to £489 million and represented an effective tax rate of 26.0% (2011: 35.7%). The Group’s balance sheet at 31 March 2012 included a tax payable liability of £1,711 million and a tax recoverable asset of £87 million.

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2011. There have been no material changes to tax matters since the publication of the Annual Report.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

7.	Net assets

The book value of net assets increased by £749 million from £8,827 million at 31 December 2011 to £9,576 million at 31 March 2012. This reflects a decrease in the pension deficit together with profits retained exceeding shares repurchased in the period. At 31 March 2012, the net deficit on pension plans was £1,163 million compared with £1,476 million at 31 December 2011. The decrease in the deficit primarily arose from an increase in UK and US asset values.

The carrying value of investments in associates and joint ventures at 31 March 2012 was £626 million, with a market value of £933 million. Assets held for sale of £514 million at 31 March 2012 included £492 million related to the proposed disposal of the non-core OTC brands.

At 31 March 2012, the ESOP Trusts held 81 million GSK shares against the future exercise of share options and share awards. The carrying value of £430 million has been deducted from other reserves. The market value of these shares was £1,131 million. During the quarter, the Group purchased £226 million of shares to be held as Treasury shares At 31 March 2012, the company held 516.5 million Treasury shares at a cost of £6,887 million, which has been deducted from retained earnings.

8.	Contingent liabilities

There were contingent liabilities at 31 March 2012 in respect of guarantees and indemnities entered into as part of the ordinary course of our business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out in ‘Legal matters’ below and ‘Taxation’ on page 22, respectively.

9.	Reconciliation of cash flow to movements in net debt

	Q1 2012 £m	Q1 2011 £m
Net debt at beginning of the period	(9,003)	(8,859)

(Decrease)/increase in cash and bank overdrafts	(90)	511
Cash outflow/(inflow) from liquid investments	25	(40)
Net repayment of short-term loans	10	2
Net repayment of obligations under finance leases	8	8
Debt of subsidiaries acquired	—	(2)
Exchange adjustments	172	(79)
Other non-cash movements	1	40

Decrease in net debt	126	440

Net debt at end of the period	(8,877)	(8,419)

10.	Related party transactions

The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2011.

On 20 April 2012, the Group announced the disposal of non-core OTC brands in International markets to Aspen Pharmacare Holdings Ltd, the Group’s principal associate, for £164 million. The majority of this transaction was completed on 30 April 2012.

Apart from the above transaction, there were no material transactions with any of the Group’s joint ventures and associates in the period. There were no material transactions with Directors.

11.	Business acquisitions

There were no material acquisitions in the period.

12.	Business and asset disposals

On 15 March 2012, GSK announced that it had reached agreement to divest the previously identified non-core OTC brands in Europe to Omega Pharma for €470 million (£391 million) in cash.

13.	Post balance sheet event

On 20 April 2012, GSK announced that it had reached agreement to divest the previously identified non-core OTC brands in its international markets to Aspen Pharmacare Holdings Limited (Aspen) for £164 million in cash.

14.	Legal matters

The Group is involved in significant legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2011.

At 31 March 2012, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 22 was £2.6 billion (31 December 2011: £2.8 billion). In respect of a number of significant legal proceedings in which the Group is or may become involved, it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the date of the Annual Report 2011.

Unaudited core results reconciliations

The reconciliations between core results and total results for Q1 2012 and Q1 2011 are set out below.

Income statement – Core results reconciliation

Three months ended 31 March 2012

	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal costs £m		Other operating income £m	Total results £m
Turnover	6,640										6,640
Cost of sales	(1,711)	(79)				(20)					(1,810)

Gross profit	4,929	(79)				(20)					4,830

Selling, general and administration	(2,038)					(59)		(33)			(2,130)
Research and development	(892)	(25)		(52)		(2)					(971)
Royalty income	72										72
Other operating income										236	236

Operating profit	2,071	(104)		(52)		(81)		(33)		236	2,037

Net finance costs	(168)										(168)
Share of after tax profits of associates and joint ventures	10										10

Profit before taxation	1,913	(104)		(52)		(81)		(33)		236	1,879

Taxation	(495)	30		16		18		5		(63)	(489)
Tax rate %	25.9%										26.0%

Profit after taxation	1,418	(74)		(36)		(63)		(28)		173	1,390

Profit attributable to non-controlling interests	65										65
Profit attributable to shareholders	1,353	(74)		(36)		(63)		(28)		173	1,325

Earnings per share	27.3p	(1.5	)p	(0.7	)p	(1.3	)p	(0.6	)p	3.5p	26.7p

Weighted average number of shares (millions)	4,963										4,963

Income statement – Core results reconciliation

Three months ended 31 March 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
Turnover	6,585						6,585
Cost of sales	(1,780)	(77)		(15)			(1,872)

Gross profit	4,805	(77)		(15)			4,713

Selling, general and administration	(1,977)			(103)			(2,080)
Research and development	(856)	(34)	(8)	(17)			(915)
Royalty income	72						72
Other operating income	—					245	245

Operating profit	2,044	(111)	(8)	(135)		245	2,035

Net finance costs	(174)						(174)
Profit on disposal of interest in associates	—					584	584
Share of after tax losses of associates and joint ventures	19						19

Profit before taxation	1,889	(111)	(8)	(135)		829	2,464

Taxation	(514)	35	2	21		(424)	(880)
Tax rate %	27.2%						35.7%

Profit after taxation	1,375	(76)	(6)	(114)		405	1,584

Profit attributable to non-controlling interests	59						59
Profit attributable to shareholders	1,316	(76)	(6)	(114)		405	1,525

Earnings per share	25.9p	(1.5p )	(0.1p )	(2.2p )		7.9p	30.0p

Weighted average number of shares (millions)	5,087						5,087

Cautionary statement regarding forward-looking statements

This Results Announcement includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. In addition, in the future the Group, and others on the Group’s behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	the Group’s plans, objectives and goals;

•	the Group’s future economic performance and prospects;

•	the potential effect on the Group’s future performance of certain contingencies and assumptions underlying any such statements.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘estimates’ and ‘plans’ and similar expressions are intended to identify forward-looking statements but these are not the exclusive means of identifying such statements. The Group does not intend to update these forward-looking statements except as may be required by applicable securities laws. Forward-looking statements are subject to important risks, uncertainties and assumptions that are difficult to predict. The results or events predicted in forward-looking statements may differ materially from actual results or events. Some of the factors that could cause actual results or events to differ from current expectations include the following:

•

the cost, uncertainty and other risks associated with the development of new pharmaceutical products that may never reach the market or that may have limited marketability or profitability, despite the Group’s significant investment of time and money in their development;

•

failure to obtain effective intellectual property protection, the unplanned loss of patents as a result of patent infringement litigation, changes in intellectual property laws and regulations or the weakness of intellectual property protection in certain countries in which the Group operates;

•	the outcome of current and future legal proceedings and government investigations;

•

the highly competitive nature of the pharmaceutical business and potential innovations and technical advances by the Group’s competitors, in addition to the intensification of price competition resulting from consolidation in the industry;

•

competition from producers of generic pharmaceutical products, especially upon the loss of patents for the Group’s products due to their expiration, successful legal challenges to the Group’s patents by its competitors or the reduction and relaxation of patent protection in some developing countries;

•	new and possibly increasing levels of price controls with respect to the Group’s products in many markets;

•

the risks associated with the increasingly demanding regulatory controls governing the pharmaceutical industry, which could include increased costs of production and time for product development and regulatory approval, as well as a heightened risk that previously granted regulatory approvals could be withdrawn;

•

failures in compliance by the Group’s suppliers of key services and materials or the Group’s own manufacturing facilities, which could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues, as well as potential fines or disgorgement of profits;

•	the Group’s ability to implement its strategic priorities;

•	the failure to comply with appropriate legislation related to anti-bribery and corruption;

•	credit risks of the Group’s wholesalers due to increasing concentration of wholesalers to whom the Group sells its products;

•	failures to implement appropriate safeguards adequately to protect against unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of critical or sensitive data;

•

changes in tax, inflation, interest or foreign currency exchange rates and controls or other economic factors affecting the Group’s businesses or the possibility of political unrest in countries in which the Group does business;

•	changes in environmental regulations, which could increase the Group’s costs of compliance and otherwise affect the Group’s business;

•	the strength of the global economy in general and the strength of the economies of the countries in which the Group conducts its operations in particular;

•	the effects of changes in accounting policies or practices competition for qualified employees;

•	the Group’s ability to maintain sufficient liquidity and to access capital markets; and

•	acquisitions the Group may undertake in the future.

The Group cautions you that the foregoing list of important factors is not exhaustive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the factors described under ‘Risk Factors’ in the ‘Financial review & risk section’ in the company’s Annual Report 2011 included as exhibit 15.2 to the company’s Annual Report on Form 20-F for 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: May 2, 2012

By: /s/ VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc